ORBIS

Warszawa , 2003-12-22

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04010051

RECEIVED
FEB 20 2004

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 38/2003.
Best regards

Krzysztof Gerula

Vice-President

SUPPL

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

dw 2/24

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current report no 38/2003

The Management Board of "Orbis" S.A. hereby presents the information on the following persons:
I. Claude Moscheni,
II. Christopher Voutsinas,
appointed as members of the "Orbis" S.A. Supervisory Board:

I.1) Date of appointment of the person supervising the Issuer:
17 December 2003

I.2) Name and surname and age of the appointed person supervising the Issuer:
Claude Moscheni, age: 60

I.3) Indication of the function performed in the issuer's business:
Member of the Supervisory Board

I.4) Education, qualifications and previous posts along with a description of the professional career:

Education: Ecole Hoteliere de Toulouse (France)

Qualifications and professional career: Mr. Claude Moscheni has a rich experience in management of hotel chains at operational and strategic level. Since 1970, Mr. Moschen's career has developed with the ACCOR Group, first as hotel director, and then as regional director (the United States, the Middle East), Managing Director of the Novotel brand network, Managing Director of the Mercure brand network, and Director for ACCOR Business & Leisure hotels.

I.5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

At present Mr. Moscheni performs the function of an advisor to the President of the ACCOR S.A. group . This function is not competitive towards the activity of the company ORBIS S.A.

I.6) Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry (KRS):

Does not apply.

II.1) Date of appointment of the person supervising the Issuer:
17 December 2003

II.2) Name and surname and age of the appointed person supervising the Issuer:
Christopher Voutsinas, age: 40

II.3) Indication of the function performed in the issuer's business:
Member of the Supervisory Board

II.4) Education, qualifications and previous posts along with a description of the professional career:

Mr. Christopher Voutsinas is a Managing Director of Deutsche Bank in London, where he has been employed since January 2003. Mr. Voutsinas is the Head of the asset management team of the Deutsche Bank Real Estate Opportunities Group ("REOG") in charge of managing the portfolio of real estate assets. Mr. Voutsinas has been working in the real estate sector for 16 years.

Previously, Mr. Voutsinas was employed in Goldman Sachs Real Estate Principal Investment Area as Executive Director, Whitehall Funds, Archon Group Deutscheland, Cushman & Wakefield Financial Consulting Group as Managing Director – New York region in the United States and AT&T Global Real Estate.

Mr. Voutsinas managed assets and advised in transactions in the USA, Europe and Japan covering real estate worth US$ 5 bn.

Mr. Voutsinas has higher education degrees including: M.B.A. degree awarded by the Wharton School, University of Pennsylvania, Master of Science degree in real estate awarded by the Massachusetts Institute of Technology and Bachelor of Architecture degree awarded by McGill University in Montreal, Canada.

I.5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

REOG holds a minority block of shares in Globe Trade Centre S.A. in Poland. The activity of the Globe Trade Centre is not competitive towards the activity of the company ORBIS S.A.

I.6) Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry (KRS):

Does not apply.